Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:  336-436-4855         Shareholder Direct:  800-LAB-0401
          Pamela Sherry                             www.labcorp.com


LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK-
 COMPLETES ACQUISITION OF PATH LAB

Burlington, NC, May 01, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced that it has completed the acquisition of New England-based Path Lab Holdings, Inc. (Path Lab). Path Lab had revenues in 2000 of approximately $51.6 million and earnings before interest, taxes, depreciation and amortization of $12.9 million. Terms of the transaction were not disclosed.

"We are delighted to add the largest regional laboratory in New England to our national network of industry-leading diagnostic services," said Thomas P. Mac Mahon, chairman and chief executive officer of LabCorp. "The acquisition of Path Lab is a continuation of our plan to make selective, strategic acquisitions that not only expand our geographic coverage, but also leverage our expertise in esoteric testing. Path Lab has particular skill in servicing hospitals in this market, which have an increased need for this higher-value testing. "

"Our plan is to use Path Lab's facilities and seasoned management team to form the cornerstone of LabCorp's expansion into New England," noted Mr. Mac Mahon. "This excellent management team has extensive experience in connecting laboratory information systems to hospitals, which strengthens Path Lab's relationships with hospital customers. Additionally, our ability to effectively expand LabCorp's managed care presence in New England is increased. We intend to utilize Path Lab's regional laboratory and network of 38 patient service centers to develop additional growth opportunities through improved access for members of the larger managed care plans in New England."

As a result of the completion of the acquisition, LabCorp has revised upward its earnings per share (EPS) guidance for 2001 and 2002 to include Path Lab's anticipated financial performance. The Path Lab acquisition is expected to increase EPS by $0.01 for 2001 and by $0.04 for 2002. The Company also noted that it filed an 8-K on April 23, 2001 in which additional guidance for 2001 and 2002 was provided.






The first clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction
(PCR) technology. LabCorp's National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents, and its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings.